UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.09(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.17(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.17(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 190,709,473(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 190,709,473(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 190,709,473(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.95(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 13,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 74.17(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 33,649,947(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 33,649,947(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 33,649,947(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 14.11(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 13,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 23,376,529(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 23,376,529(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 23,376,529(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 10.18(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 2,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 190,709,473(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 190,709,473(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 190,709,473(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.95(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 13,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 190,709,473(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 190,709,473(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 190,709,473(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.95(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 13,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 214,086,002(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 214,086,002(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 214,086,002(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.20(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series I Convertible Preferred Stock and 16,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 214,671,888(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 214,671,888(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 214,671,888(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.42(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011, and 302,808 shares of restricted stock issued to Pegasus Capital Advisors IV, LP related to director compensation in 2013 that are fully votable, but will vest on January 1, 2014. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series I Convertible Preferred Stock and 16,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,764,102 shares of common stock outstanding as of November 19, 2013.

Amendment No. 28 to Schedule 13D

This Amendment No. 28 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 on October 1, 2012 and Amendment No. 27 filed on September 17, 2013. Except as specifically provided herein, this Amendment No. 28 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby replaced as follows:

(a) The Reporting Persons are:

1.	LED Holdings, LLC

2.	PP IV (AIV) LED, LLC

3.	PP IV LED, LLC

4.	Pegasus Partners IV, LP

5.	LSGC Holdings LLC

6.	LSGC Holdings II LLC

7.	PCA LSG Holdings, LLC

8.	Pegasus Investors IV, LP

9.	Pegasus Investors IV GP, LLC

10.	Pegasus Capital, LLC

11.	Craig Cogut

(b) The business address of each of the Reporting Persons is:

c/o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(c) Each of the Reporting persons is engaged in the business of investment.

(d) The Reporting persons (and the persons listed in Appendix A) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons (and the persons listed in Appendix A) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1.	LED Holdings, LLC- Delaware

2.	PP IV (AIV) LED, LLC- Delaware

3.	PP IV LED, LLC- Delaware

4.	Pegasus Partners IV, LP- Delaware

5.	LSGC Holdings LLC- Delaware

6.	LSGC Holdings II LLC- Delaware

7.	PCA LSG Holdings, LLC- Delaware

8.	Pegasus Investors IV, L.P.- Delaware- Delaware

9.	Pegasus Investors IV GP, L.L.C.- Delaware

10.	Pegasus Capital, LLC- Delaware

11.	Craig Cogut- United States

PPIV is the managing member of LSGC Holdings and LSGC Holdings II. PIIV is the general partner of PPIV and PIGP is the general partner of PIIV. PIGP is wholly owned by PCLLC. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. PCLLC is the managing member of PCA Holdings. As disclosed above, PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut.

Each of PPIV, PIIV, PIGP, PCLLC and Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 28, as may be amended, relates, and this Amendment No. 28 shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

LSGC Holdings, as a controlling member of LED Holdings may be deemed to be the beneficial owner of shares of common stock of the Issuer held by LED Holdings. LSGC Holdings disclaims beneficial ownership of the shares of common stock held by LED Holdings, and this Amendment No. 28, as may be amended, shall not be deemed an admission that LSGC Holdings is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

Attached as Appendix A is information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person. Appendix A is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated by reference herein.

Item 4. Purpose of Transaction

On November 19, 2013, pursuant to, and in full satisfaction of, a standby purchase obligation set forth in the Preferred Stock Subscription Agreement by and among Lighting Science Group Corporation (the “Issuer”), PCA Holdings, LSGC Holdings II and RW LSG Holdings, LLC, dated September 11, 2013, the Issuer entered into a Preferred Stock Subscription Agreement (the “Series J Subscription Agreement”) with LSGC Holdings II (and together with PCA Holdings, the “Series J Purchasers”). Pursuant to the Series J Subscription Agreement, the Issuer issued 1,157 shares of the Issuer’s designated Series J Convertible Preferred Stock, par value $0.001 per share (the “Series J Preferred Stock”) to LSGC Holdings II at a price of $1,000 per share (the “Stated Value”), for total consideration of $1,157,000. The funds used to purchase the Series J Preferred Stock were provided from general available funds available to LSGC Holdings II including capital contributions from its investors. The Issuer obtained the approval of the Committee of Independent Directors of the Board (the “Independent Committee”) with respect to the issuance of the Series J Preferred Stock.

The Series J Preferred Stock is senior to the Series H Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”), the Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Preferred Stock”) and the Issuer’s common stock, par value $0.001 per share (“Common Stock”) and is entitled to dividends of the same type as any dividends or other distribution payable or to be made on outstanding shares of Common Stock, on an as converted basis. Each share of Series J Preferred Stock is convertible at any time, at the election of the holder thereof, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) the stated value of $1000 by (b) the $0.95 conversion price, subject to adjustment in accordance with the terms of the Series J Certificate of Designation. The Series J Preferred Stock will automatically convert upon consummation of a qualifying underwritten offering in accordance with the terms of the Series J Certificate of Designation. The Series J Preferred Stock is also subject to redemption upon the Issuers receipt of a notice of redemption of the Series H Preferred Stock, in accordance with the terms of the Series J Certificate of Designation.

Pursuant to the terms of the Series J Preferred Stock, so long as the Series J Purchasers, as “Primary Investors” of the Series J Preferred Stock (as such term is defined in the Series J Certificate of Designation), continue to beneficially hold a prescribed number of shares of Series J Preferred Stock, the Issuer may not take certain actions without first obtaining the written consent of the Series J Purchasers. These actions include, but are not limited to, re-issuing any of the shares of Series J Preferred Stock that have been converted or redeemed; paying dividends, engaging in any recapitalization, merger, consolidation, reorganization or similar transaction; incurring indebtedness in excess of $50.0 million, subject to certain exceptions; or appointing a new, or removing the then-current, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Chief Technology Officer.

        The Series J Subscription Agreement provides that should the Issuer issue securities in a Qualified Follow-On (as defined below), LSGC Holdings II will have the right to exchange all or any part of the Preferred Shares held for the securities offered thereby (such securities the “Follow-On Securities”). As used herein, the term “Follow-On Offering” refers to any issuance or sale of any security of the Issuer (but excluding the Preemptive Rights Offering (as defined below)) that occurs on or before the earlier of (i) the consummation of one or more Qualified Follow-Ons that result in aggregate gross proceeds to the Issuer equal to or in excess of $30 million and (ii) March 11, 2014 (subject to extension); and the term “Qualified Follow-On” refers to a Follow-On Offering led by RW LSG Holdings LLC (“Riverwood”), Portman Limited, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP or any of their affiliates as described in the Series J Certificate of Designation.

LSGC Holdings II will have the right to exchange any or all of the Preferred Shares held by it into an equivalent face amount of Follow-On Securities on substantially the same terms and conditions as those that govern the Qualified Follow-On. However, if (i) the Qualified Follow-On results in gross proceeds to the Issuer of greater than $50 million and (ii) existing holders of the Issuer’s Series H Preferred Stock and Series I Preferred Stock purchase Follow-On Securities that results in gross proceeds to the Issuer of greater than $30 million, then the Series J Purchaser shall only have the right to exchange its Preferred Shares for Follow-On Securities if the Series J Purchasers purchase at least 30% of such Follow-On Securities over $50 million.

If both Riverwood and the Series J Purchasers fully exercise their rights to exchange all of their respective Preferred Shares into Follow-On Securities, then all other then-outstanding Preferred Shares will be mandatorily exchanged into the equivalent face amount of Follow-On Securities. Furthermore, if in connection with any Follow-On Offering either of the Certificates of Designation (as defined below) is amended to include a term that is more favorable than the terms present in the other Certificate of Designation (any such amendment, an “Improved Term”), then the Certificate of Designation that did not include the Improved Term will be amended to include such Improved Term, and the Certificate of Designation governing the Issuer’s Series J Preferred Stock will be similarly amended to include such Improved Term as applicable.

The foregoing description of the Series J Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series J Subscription Agreement, which is incorporated by reference as Exhibit 10.1 and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to the Series I Certificate of Designation, PCA and its affiliates may elect a portion of the Board of Directors of the Issuer equal to PCA’s and its affiliates’ proportionate share of the Issuer’s Common Stock on a fully diluted basis. As of the date of this Amendment No. 28, Steven Wacaster, a representative of PCA and its affiliates and F. Philip Handy have previously been elected as directors of the Issuer. In addition, on November 13, 2013 and December 4, 2013, Richard Davis and Craig Cogut, respectively, each a representative of PCA and its affiliates, were elected to serve as a director of the Issuer. In connection with the right to elect directors pursuant to the Series I Certificate of Designation, PCA and its affiliates may elect additional directors to the Issuer’s Board of Directors in the future.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a)through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 28 are incorporated herein by reference. Such information is based upon 207,764,102 shares of Common Stock outstanding as of November 19, 2013.

(c) The disclosure regarding the Series J Subscription Agreement in Item 4 is incorporated by reference herein.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) is incorporated by reference herein.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Series J Subscription Agreement in Item 4 is incorporated by reference herein.

The Series J Subscription Agreement is incorporated by reference as Exhibit 10.1 to this Amendment No. 28 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Series J Subscription Agreement, dated November 19, 2013, by and between Lighting Science Group Corporation and LSGC Holdings II LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 22, 2013).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2013

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Appendix A

BOARD OF MANAGERS OF LED HOLDINGS, LLC

Name	Position	Address
Steven Wacaster	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Richard Davis	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC

Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President and Secretary	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV LED, LLC

Name	Position	Address
Steven Wacaster	President and Secretary	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS II LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF PCA LSG Holdings, LLC

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807